Filed by: Fulton Financial Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Blue Foundry Bancorp

Commission File No.: 001-40619

This filing relates to the proposed transaction between Fulton Financial Corporation (“Fulton”) and Blue Foundry Bancorp (“Blue Foundry”) pursuant to the Agreement and Plan of Merger, dated as of November 24, 2025, by and between Fulton and Blue Foundry.

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On November 24, 2025, the following talking points were distributed by Fulton to certain of its employees.

Fulton Leadership Council TPs

Speaker: Curt Myers

Audience: Leadership Council

•	Thanks for joining. Today we have an exciting announcement.

•

In just a few moments, we’ll be distributing a press release announcing that we have signed an agreement stating that Fulton Financial Corporation will acquire Blue Foundry Bancorp. Following the closing, Blue Foundry Bank, the wholly owned subsidiary of Blue Foundry, will merge into Fulton Bank.

•	If you aren’t familiar with it, Blue Foundry is a community bank with 20 financial centers in northern NJ.

•	With this acquisition, we will become a $34 billion community bank.

•

This acquisition will expand our presence in northern NJ and position us well for long-term growth across all lines of business. In addition, we will offer new services to their customer base, like wealth advisory services.

•	Additionally, the transaction itself was compelling and will be accretive to earnings and capital.

•	We expect to complete the transaction in Q2 of 2026 and convert Blue Foundry Bank to Fulton’s systems in mid-2026.

•	We are working through a comprehensive communications plan. Several executives are going to Blue Foundry today to kick-off discussions around next steps and customer outreach.

•	On Monday of next week, we’ll be doing a Town Hall meeting for the Blue Foundry team members.

•	You’ll see some talking points and FAQs coming out from Corporate Communications shortly to support discussions with your team members and customers.

•	For our existing customers—this acquisition will expand our presence in New Jersey, providing them with more locations and convenience.

•

Leaders from both companies will develop a near-term customer outreach plan to personally share the news of the announcement and its benefits with customers. This effort will be led by Fulton’s Lehigh Valley, and Central and Northern New Jersey Market President Sean Murray.

•	At this time, I’ll ask what questions you have?

On November 24, 2025, the following e-mail was sent to the communications team of Fulton Bank, N.A., a national banking association and wholly owned subsidiary of Fulton (“Fulton Bank”), in connection with the proposed transaction.

Fulton LeadComm Email

Subject: LeadComm: Advance Notice – Fulton Financial Corp. to Acquire Blue Foundry Bancorp

In a few moments, we will be sending an email from Fulton Chairman and CEO Curt Myers and the Blue Foundry Bancorp CEO and President James Nesci announcing that we have signed an agreement stating that Fulton Financial Corporation will acquire Blue Foundry Bancorp. Following the closing, Blue Foundry Bank, the wholly owned subsidiary of Blue Foundry, will merge into Fulton Bank.

Key Details:

•	Blue Foundry is the holding company for Blue Foundry Bank, which is a community bank with 20 financial centers in northern NJ.

•	With this acquisition, we will become a $34 billion community bank.

•

This acquisition will expand our presence in northern NJ and position us well for long-term growth across all lines of business. In addition, we will offer new services to their customer base, like wealth advisory services.

•	We expect to complete the acquisition in Q2 of 2026.

•	We expect to complete the conversion to Fulton systems mid-2026.

•

Leaders from both companies will develop a near-term customer outreach plan to personally share the news of the announcement and its benefits with customers. This effort will be led by Fulton’s Lehigh Valley, and Central and Northern New Jersey Market President Sean Murray.

Materials:

We have developed the attached materials for your use, as a leader. Please use these materials in your conversations with Fulton team members and customers (do not distribute these externally).

•	Internal FAQ

•	Customer Talking Points

•	Customer FAQ

Questions/Media Inquiries:

If you have an immediate question that is not addressed, please talk to your manager or email CorporateCommunications@fultonbank.com. Please remember that all media inquiries should be referred to Corporate Communications as well.

We will also be sharing more communications with you in the months ahead to help you stay informed.

On November 24, 2025, the following email was sent by the Fulton Bank Chairman and CEO and Blue Foundry President and CEO to all employees of Fulton and Blue Foundry.

Joint Fulton & Blue Foundry Internal Email

Subject: Fulton Bank & Blue Foundry to Merge – Supporting Teams, Customers & NJ Community!

This message is being sent on behalf of Fulton Bank Chairman and CEO Curt Myers and Blue Foundry President and CEO James Nesci.

Today, we are excited to announce that we have signed an agreement stating that Fulton Financial Corporation will acquire Blue Foundry Bancorp. Following the closing, Blue Foundry Bank, the wholly owned subsidiary of Blue Foundry, will merge into Fulton Bank.

We expect to close the transaction in Q2 of 2026 and conduct a systems conversion in mid-2026, at which time we expect to be a $34 billion community bank. We believe this is a very positive merger for our companies and team members as well as our customers and communities.

Companies & Team Members

With this transaction, we will become a larger community bank that will be poised to be an even stronger player in the New Jersey market. Both of our banks have built strong reputations on trust, customer focus, and community engagement. These shared values make this combination a natural fit.

Blue Foundry brings a solid northern NJ customer and deposit base, as well as strong talent and key locations that will support our drive for long-term growth.

Fulton brings the security of a well-capitalized regional bank with substantial resources to support team members as well as innovative products and enhanced services for customers.

As a combined, larger company, we can offer even more resources, professional development and career opportunities for all our team members over time.

Finally, we felt our cultures aligned closely: commitment to employees, integrity, collaboration and community. That won’t change; in fact, it will be strengthened.

Customers & Communities

By expanding our size, all our customers will have access to even more locations and potentially more product and service options.

Both companies are committed to the community and by combining our resources, we believe we can do even more to help change lives for the better, which will be our shared purpose as a combined company.

In fact, we are proud to say that as part of this transaction, Fulton will make a $1.5 million contribution to the Fulton Forward® Foundation, which will be used to provide impact grants in support of nonprofit community organizations in New Jersey.

Transition Timeline & Communications

We want you to know that there will be no immediate changes to either bank’s workforce, locations, or operations.

After we close the transaction (expected in Q2 2026), we will spend several months working on integration planning. Our two organizations will evaluate products, services, and locations to determine how to best meet the needs of our customers.

We expect systems conversion to be mid-2026. Between the closing of the transaction and systems conversion, Blue Foundry Bank will continue to operate as a separate Fulton Financial subsidiary bank. Following systems conversion (and closing of the bank merger), we will use the name Fulton Bank.

Immediate Next Steps

Leaders from both companies will develop a near-term customer outreach plan to personally share the news of the announcement and its benefits with customers. This effort will be led by Fulton’s Lehigh Valley, and Central and Northern New Jersey Market President Sean Murray.

Next week, we plan to hold a Town Hall Meeting for Blue Foundry team members to learn more about Fulton Bank, its human resources policies and the transition process.

In the meantime, please continue driving operational excellence and serving as trusted advisors to your customers.

We recognize that you will likely have questions. Right now, we do not have all the answers. We will work together as a team to develop the best path forward for our team members, customers and communities.

Moving forward, we will develop a transition newsletter and a streamlined process for sharing questions. In the meantime, please feel free to talk to your manager if you have questions. As a reminder, if you are contacted by a reporter on this transaction, please feel free to direct their questions to Fulton’s Corporate Communications team or to Blue Foundry’s Elyse Beidner.

As we look toward the future, we would like to thank you for your continued support of each other and our customers. As CEOs, we are both proud of what these two teams have built, and we now have a great opportunity to build on that strong foundation in a new way, together.

Thank you!

Curt Myers, Fulton Bank Chairman and CEO

James Nesci, Blue Foundry President and CEO

About the Companies

Fulton Financial Corporation, the bank holding company for Fulton Bank, N.A. (FultonBank.com), with consolidated assets of approximately $32 billion, provides financial services through 200 financial centers in Pennsylvania, Delaware, Maryland, New Jersey and Virginia.

Blue Foundry Bancorp, the holding company for Blue Foundry Bank (BlueFoundryBank.com), with consolidated assets of approximately $2 billion, provides financial services to northern New Jersey through 20 financial centers.

The following was posted on Fulton’s and Blue Foundry’s joint intranet on November 24, 2025.

Joint Intranet/HUB Post

Subject Line: Fulton Bank & Blue Foundry Bank to Merge – Supporting Teams, Customers & NJ Community!

Article:

Please see the below email sent by Fulton Bank Chairman and CEO Curt Myers and Blue Foundry President and CEO James Nesci to all employees on Monday, November 24.

The following FAQs were shared with managers of Fulton and Blue Foundry on November 24, 2025.

Joint Fulton & Blue Foundry Manager-to-Employee FAQ

Below is a list of potential questions and answers that managers can use to help answer team member questions. Do not forward these outside of the company, as these are considered Company Confidential.

Why did Fulton choose to purchase Blue Foundry Bancorp?

Fulton intends to be an active acquirer of banks and other financial services that fit our corporate strategy, geography, and culture. New Jersey is a market that presents tremendous opportunity, and Blue Foundry’s location, culture, and team are a good fit. Together, we will deliver our community-oriented style of banking to more people and businesses in New Jersey communities.

What should I know about Blue Foundry?

Blue Foundry Bancorp, the holding company for Blue Foundry Bank (BlueFoundryBank.com), with consolidated assets of approximately $2 billion, provides financial services to northern New Jersey through 20 financial centers.

What should I know about Fulton Bank?

Fulton Financial Corporation, the bank holding company for Fulton Bank, N.A. (FultonBank.com), with consolidated assets of approximately $32 billion, provides financial services through 200 financial centers in Pennsylvania, Delaware, Maryland, New Jersey and Virginia.

What is the timeline? When will Blue Foundry officially become a part of Fulton?

We expect Blue Foundry Bancorp to legally become part of Fulton Financial Corporation in Q2 2026, once approvals have been received from Fulton regulators and Blue Foundry shareholders, and subject to other customary closing conditions. For a period of time, the Blue Foundry Bank team will continue to operate as Blue Foundry Bank until a systems and operations conversion occurs in mid-2026. At that point (and following closing of the bank merger), Blue Foundry Bank will become Fulton Bank.

When will Blue Foundry’s customers see changes?

Most customers will notice changes after closing, in mid-2026, as systems and operations convert, signage changes to Fulton Bank, and Blue Foundry Bank customers become Fulton Bank customers.

Will there be any impact to Fulton customers?

No, Fulton customers will not be impacted. They will gain the added convenience of banking at additional locations in the northern New Jersey area sometime around mid-2026, after closing.

Will we move Blue Foundry’s customers and bankers to Fulton’s systems and products?

Yes, we envision converting Blue Foundry to Fulton’s systems and platforms will be beneficial for both team members and customers.

What is my role in the transition?

Your manager will inform you if you have an active role in the conversion. For many team members, your role will be to support the transition and use the information provided to help customers and team members embrace the change.

Will you close financial centers?

The integration team from both organizations will evaluate the existing financial centers to assess the most efficient approach to supporting the combined bank’s customers. As you will see from review of the merger map, there is a small area where we may have redundant financial centers. However, at this time, no decisions have been made. Additionally, we would communicate well in advance with impacted team members if there’s a decision to consolidate financial centers.

Will there be job eliminations?

It’s too early to say for sure. The integration team from both organizations will need to evaluate the combined organization’s staffing to assess the best approach to supporting our customers. We have not reached any firm conclusions and expect to engage collaboratively with Blue Foundry on this question. The great news is that Fulton is growing across our footprint and continually seeking strong talent with experience in financial services.

I’m at Blue Foundry. If I have Human Resources questions, who should I contact?

You should continue to contact the Blue Foundry Bank’s Human Resources team as you do today. As the Human Resources team members work through integration planning, we will notify you of changes in contact information.

I’m at Blue Foundry. What is happening with my benefits, such as the 401k, medical, dental, and vision benefits with Blue Foundry Bank?

There will be no immediate changes to your current benefits offered by Blue Foundry Bank. We look forward to sharing more with you regarding Fulton Bank’s benefit offerings in the coming months and want to assure you that we will communicate timing and offer educational sessions regarding benefits changes well in advance of any change.

I’m at Blue Foundry. When will I be notified of my long-term employment status?

We do not anticipate significant changes in current roles through core bank conversion, which we anticipate taking place mid-2026. This will allow for continued support, continuity, and stability to Blue Foundry Bank’s customers. In the weeks leading up to core bank conversion, which is expected to occur in mid-2026, you will be notified of your employment status, and we will provide detailed information on what to expect well in advance of any changes to your employment status.

I’m at Blue Foundry. Can I apply for an open Fulton Bank role right now?

Until we convert Blue Foundry over to Fulton’s systems (expected mid-2026), we anticipate most team members remaining in their current roles. In the future, if you are a team member impacted by a position elimination, Fulton Bank’s Talent Acquisition team will provide information to you on applying for open roles that you may be interested in exploring.

Will we close the Blue Foundry HQ office in New Jersey?

It’s too early to say for sure. The integration team from both organizations will evaluate the existing real estate to assess the best approach to supporting the combined bank’s customers.

We would communicate well in advance with impacted team members if there’s a decision to exit that building. Additionally, Fulton embraces remote and hybrid work schedules for team members whose positions allow for that flexibility.

Will we have any paid time off (PTO) black-out periods for team members who are directly involved in the conversion?

Team members should talk with their managers regarding scheduling PTO. Team members working directly on the transition may be asked to avoid designated timeframes for PTO, with exceptions for life events and pre-planned PTO. 2026 dates will be shared as soon as they are known.

Why wasn’t I involved in the due diligence as I have been on previous deals?

Only a small number of people were involved in due diligence to maintain confidentiality.

When will the project start and how will it be managed?

The acquisition planning/integration planning/conversion planning project has already begun. Team members from various areas of each company will work toward a smooth integration. A standing integration management team, including Fulton’s senior management, is overseeing the effort.

Will Blue Foundry team members meet with Fulton leaders or hear from them soon?

Yes, Fulton leaders are looking forward to meeting with Blue Foundry teammates soon in a hybrid Town Hall Meeting on Dec. 1 to answer questions and share information about Fulton Bank. Look for a calendar invitation soon.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements.” Forward-looking statements can be identified by the use of words such as “may,” “should,” “will,” “could,” “estimates,” “predicts,” “potential,” “continue,” “anticipates,” “believes,” “plans,” “expects,” “future,” “intends,” “projects,” the negative of these terms and other comparable terminology. These forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Fulton and Blue Foundry with respect to the proposed business combination between Fulton and Blue Foundry (the “Proposed Transaction”), the strategic benefits and financial benefits of the Proposed Transaction, including the expected impact of the Proposed Transaction on Fulton’s future financial performance (including anticipated accretion to earnings per share and other metrics), and the timing of the closing of the Proposed Transaction. Forward-looking statements, by their nature, are subject to risks and uncertainties. There are many factors that could cause actual results to differ materially from expected results described in the forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995.

Forward-looking statements are neither historical facts, nor assurance of future performance. Instead, the statements are based on current beliefs, expectations and assumptions regarding the future of the businesses of Fulton and Blue Foundry, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of Fulton’s and Blue Foundry’s control, and actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not unduly rely on any of these forward-looking statements. All forward-looking statements attributable to Fulton or Blue Foundry, or persons acting on Fulton’s or Blue Foundry’s behalf, are expressly qualified in their entirety by the cautionary statements set forth below. Any forward-looking statement is based only on information currently available and speaks only as of the date when made. Fulton and Blue Foundry undertake no obligation, other than as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Factors relating to the Proposed Transaction that could cause or contribute to actual results differing materially from those contained or implied in forward-looking statements or historical performance include, in addition to those factors identified elsewhere in this communication:

•

The possibility that revenue or expense synergies and other expected benefits of the Proposed Transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or challenges arising from, the integration of Blue Foundry into Fulton or as a result of the strength of the economy, competitive factors in the areas where Fulton and Blue Foundry do business, or as a result of other unexpected factors or events;

•

The occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement governing the terms and conditions of the Proposed Transaction;

•

The possibility that the Proposed Transaction may not be completed when expected or at all because required regulatory, stockholder or other approvals or other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect Fulton or Blue Foundry or the expected benefits of the Proposed Transaction);

•	Reputational risks and potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Proposed Transaction;

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The dilution caused by Fulton’s issuance of common stock in connection with the Proposed Transaction; diversion of management’s attention and time from ongoing business operations and other opportunities on matters relating to the Proposed Transaction;

•	The outcome of any legal proceedings related to the Proposed Transaction which may be instituted against Fulton or Blue Foundry;

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Unanticipated challenges or delays in the integration of Blue Foundry’s business into Fulton’s business and or the conversion of Blue Foundry’s operating systems and customer data onto Fulton’s may significantly increase the expense associated with the Proposed Transaction; and

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Other factors that may affect future results of Fulton and Blue Foundry, including continued pressures and uncertainties within the banking industry and Fulton’s and Blue Foundry’s markets, including changes in interest rates, price fluctuations as well as other market events, and deposit amounts and composition, increased competitive pressures, operational risks, asset and credit quality deterioration, the impact of proposed or imposed tariffs by the U.S. government or retaliatory tariffs proposed or imposed by U.S. trading partners that could have an adverse impact on customers or any recession or slowdown in economic growth particularly in the markets in which Fulton or Blue Foundry operate, and legislative, regulatory, and fiscal policy changes and related compliance costs.

These factors are not necessarily all of the factors that could cause Fulton’s or Blue Foundry’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm Fulton’s or Blue Foundry’s results.

Further information regarding Fulton and Blue Foundry and factors that could affect the forward-looking statements contained herein can be found in Fulton’s Annual Report on Form 10-K for the year ended December 31, 2024, which is accessible on the Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov and in the Investor Relations section of Fulton’s website at www.fultonbank.com, and in other documents Fulton files with the SEC and in Blue Foundry’s Annual Report on Form 10-K for the year ended December 31, 2024, which is accessible on the SEC’s website at www.sec.gov and available in the Investor Relations section of Blue Foundry’s website at https://bluefoundrybank.com and in other documents Blue Foundry files with the SEC. Information on these websites is not part of this document.

Additional Information About the Proposed Transaction and Where to Find it

In connection with the Proposed Transaction, Fulton will file a registration statement on Form S-4 with the SEC under the Securities Act to register the shares of Fulton common stock to be issued in connection with the Proposed Transaction that will include a proxy statement of Blue Foundry and a prospectus of Fulton (the “proxy statement/prospectus”) and other relevant documents in connection with the Proposed Transaction. The definitive proxy statement/prospectus will be sent to the stockholders of Blue Foundry seeking their approval of the Proposed Transaction and other related matters. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND STOCKHOLDERS OF BLUE FOUNDRY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND EACH OTHER RELEVANT DOCUMENT FILED WITH THE SEC BY FULTON OR BLUE FOUNDRY IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus (when it becomes available) and any other documents Fulton and Blue Foundry have filed and will file with the SEC may be obtained free of charge at the SEC’s website (www.sec.gov). In addition, copies of the proxy statement/prospectus and documents Fulton and Blue Foundry have filed or will file with the SEC that will be incorporated by reference into the proxy statement/prospectus may also be obtained free of charge on Fulton’s website at fultonbank.com or by contacting Matt Jozwiak, Fulton Financial Corporation, One Penn Square, Lancaster, PA 17602 or on Blue Foundry’s website at www.bluefoundrybank.com or by contacting Elyse D. Beidner, Blue Foundry Bancorp, 19 Park Avenue, Rutherford, NJ 07070.

PARTICIPANTS IN THE SOLICITATION

Fulton, Blue Foundry and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Blue Foundry in connection with the Proposed Transaction under the rules of the SEC. Information regarding Fulton’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Fulton’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 28, 2025 (available here); in the sections entitled “Director Nominees,” “Executive Officers Who are Not Serving as Directors,” “Corporate Governance and Board Matters” and “Information Concerning Executive Compensation” in Fulton’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April  1, 2025 (available here); and other documents filed by Fulton with the SEC. Information regarding Blue Foundry’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Blue Foundry’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March  27, 2025 (available here); in the sections entitled “Principal Shareholders and Stock Ownership of Management,” “Director Information,” “Directors,” “Board Composition,” “Transactions with Certain Related Persons,” “Executive Compensation,” and “Directors’ Compensation” in Blue Foundry’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders which was filed with the SEC on April  10, 2025 (available here); and other documents filed by Blue Foundry with the SEC. To the extent holdings of Fulton common stock by the directors and executive officers of Fulton or holdings of Blue Foundry common stock by directors and officers of Blue Foundry have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus relating to the Proposed Transaction. Free copies of this document may be obtained as described in the preceding paragraph.